UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Publicly-Held Company CNPJ # 60.746.948/0001-12

Notice to Shareholders

Bradesco submits a Binding Proposal for acquisition of part of the shares issued by Cielo and CBSS held by Santander Spain

Banco Bradesco S.A. (“Bradesco”) informs that it submitted to Santander Group Spain (“Santander”) a Binding Proposal (“Proposal”) to acquire part of the shares held by Santander:

•      in Cielo S.A. (“Cielo”), corresponding to 2.09% of the company’s capital stock, for the amount of R$ 425 million; and

•      in Companhia Brasileira de Soluções e Serviços - CBSS, corresponding to 10.67% of the company’s capital stock, for the amount of R$ 139.2 million.

Considering that the proposal was accepted by Santander on this date, the conclusion of the purchase and sale is subject to the successful negotiation of the definitive documents and to the compliance with the legal and regulatory formalities.

Completed the transaction, Bradesco’s interest in Cielo will rise from 26.56% to 28.65% and in CBSS from 34.33% to 45.00%, reinforcing its participation in the capital of companies operating in the card market.

Further information will be disclosed to the market in due course, as negotiations evolve.

Cidade de Deus, Osasco, SP, April 23rd, 2010

Cordially,

Banco Bradesco S.A.

Domingos Figueiredo de Abreu

Executive Vice President and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.